UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2018

Commission File Number:  001-12970

Goldcorp Inc.

(Translation of registrant's name into English)

Suite 3400 - 666 Burrard St.

Vancouver, British Columbia V6C 2X8 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

INCORPORATION BY REFERENCE

Exhibit 99.1 (Condensed Interim Consolidated Financial Statements of the Company for the three and six months ended June 30, 2018) ) to this Report on Form 6-K/A shall be incorporated by reference into Registration Statement Nos. 333-126039, 333-126040, 333-151243, 333-151251, 333-174376, 333-181116, 333-188805, 333-195816 and 333-213153 on Form S-8, No. 333-207371 on Form F-3 and No. 333-211892 on Form F-10 of the Company, as filed with the Securities and Exchange Commission, to the extent not superseded by documents or reports subsequently filed or furnished by us under the Securities Act of 1933 or the Securities Act of 1934, in each case as amended.

Explanatory Note

This Form 6-K/A amends the Form 6-K furnished by Goldcorp Inc. (the “Company”) on July 25, 2018 (the “Original Form 6-K”) to correct a typographical error relating to the disclosure of the effective tax rates in Note 6 – Income Taxes on pages 13 and 14 in Exhibit 99.2 (Condensed Interim Consolidated Financial Statements of the Company for the three and six months ended June 30, 2018) to the Original Form 6-K.  Exhibit 99.1 to this Form 6-K/A now contains a corrected Note 6 – Income Taxes, concerning the effective tax rates on pages 13 and 14 thereof (Condensed Interim Consolidated Financial Statements of the Company for the three and six months ended June 30, 2018).  No other changes were made to the Original Form 6-K.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDCORP INC.

Date: July 26, 2018	/s/ Anna M. Tudela
Name: Anna M. Tudela Title: Vice-President, Diversity, Regulatory Affairs and Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Furnished Exhibit

99.1	Condensed Interim Consolidated Financial Statements of the Company for the three and six months ended June 30, 2018

99.2	Form 52-109F2 Certification of Interim Filings - CEO

99.3	Form 52-109F2 Certification of Interim Filings - CFO